SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

PetroLogistics LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

71672U 101

(CUSIP Number)

Sharon S. Spurlin
c/o PetroLogistics LP
600 Travis Street, Suite 3250
Houston, TX 77002
713-255-5990

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	Name of Reporting Person David Lumpkins

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,720,416*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,720,416*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,720,416*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.5%**

14	Type of Reporting Person IN

*

The number of Common Units reported as being beneficially owned by the reporting person includes both Common Units owned directly by the reporting person and common units owned indirectly by the reporting person through a family limited partnership, DKLF, L.P. (“DKLF”). As of the date of this Amendment No. 1, the reporting person directly owned 4,020,416 common units and indirectly owned 3,700,000 common units through DKLF.

**	Calculation of percentage based on a total of 139,355,037 common units outstanding.

SCHEDULE 13D

This Amendment No. 1 amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2012 (the “Schedule 13D”).  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 4.   Purpose of Transaction

The information contained in Item 6 of this Amendment No. 1 is incorporated by reference herein.

Item 5.   Interest in Securities of the Issuer.

(a) – (b) The response to Items 5(a)-(b) of the Schedule 13D is hereby amended and restated as follows:

The aggregate number and percentage of shares of Common Units beneficially owned by the Reporting Person (on the basis of a total of 139,355,037 Common Units issued and outstanding) are as follows:

(a)	Amount beneficially owned: 7,720,416		Percentage: 5.5%

(b)	Number of shares to which the Reporting Person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	7,720,416

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	7,720,416

(c)	Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

On April 1, 2014, David Lumpkins sold 24,068 Common Units and DKLF sold 24,067 Common Units pursuant to a Rule 10b5-1 trading plan.  These Common Units were sold in multiple transactions at prices ranging from $12.40 to $12.97, inclusive, per Common Unit.

On April 2, 2014, David Lumpkins sold 25,932 Common Units and DKLF sold 25,933 Common Units pursuant to a Rule 10b5-1 trading plan.  These Common Units were sold in multiple transactions at prices ranging from $12.46 to $12.91, inclusive, per Common Unit.

	In addition, the information contained in Item 6 of this Amendment No. 1 is incorporated by reference herein.

(d)	Item 5(d) of the Schedule 13D is hereby amended and supplemented as follows:

	The information contained in Item 6 of this Amendment No. 1 is incorporated by reference herein.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships

The responses set forth in Item 4 and Item 6 of the Schedule 13D are hereby amended to add the following:

Omnibus Agreement

On August 19, 2013, the omnibus agreement terminated in accordance with its terms.

Merger Agreement and Support Agreements

On May 27, 2014, the Issuer, PetroLogistics GP LLC, a Delaware limited liability company and the general partner of Issuer (“MLP GP” and, together with Issuer, the “MLP Entities”), Propylene Holdings, a Delaware limited liability company, Flint Hills Resources, LLC, a Delaware limited liability company (“Parent”), and FHR Propylene, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger and Membership Interest Transfer Agreement (the “Merger Agreement”) pursuant to which Merger Sub will, upon the terms and subject to the conditions thereof, merge with and into Issuer (the “Merger”), with Issuer surviving the Merger as a wholly owned subsidiary of Parent, and Propylene Holdings will transfer to Parent (or an affiliate of Parent designated by Parent) 100% of the issued and outstanding membership interests in MLP GP, including all rights and obligations relating thereto and all economic and capital interest therein (the “GP Equity Transfer”).  No consideration will be delivered in exchange for the GP Equity Transfer.  Upon the Merger and GP Equity Transfer becoming effective (the “Effective Time”), by virtue of the Merger and without any action on the part of the MLP Entities, (a) each equity interest in Issuer representing a fractional part of the equity interests of all limited partners of Issuer (each such equity interest, a “Common Unit”), issued and outstanding and owned by holders, other than the Sponsors and the Founding Unitholders (each as defined below), of Common Units (the “Public Unitholders”) immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to $14.00 (the “Public Merger Consideration”), and (b) each Common Unit issued and outstanding and owned by (i) YSOF Propylene Investor LLC, York Special Opportunities Fund AIV II, L.P., York Special Opportunities Fund (PIV-A), L.P., YSOF (PIV-B) SUB II, LLC, LGP, Lindsay Goldberg & Bessemer II AIV L.P., Lindsay Goldberg & Bessemer II-A AIV L.P., Lindsay Goldberg & Bessemer II-A NNAIV L.P., Lindsay Goldberg & Bessemer II PIV AIV L.P., Lindsay Goldberg & Bessemer II-BT AIV L.P., Lindsay Goldberg Co-Investment II AIV L.P., Lindsay Goldberg Employee Co-Investment II, L.P., and Dean Ventures X, L.L.C. (collectively, the “Sponsors”), and (ii) David Lumpkins, DKLF and Nathan Ticatch and a related family trust (collectively, the “Founding Unitholders”) immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to $12.00 (the “Sponsor Merger Consideration”), in each case, upon the terms and subject to the conditions set forth in the Merger Agreement.  The Merger Agreement is subject to certain customary conditions.

Upon termination of the Merger Agreement under specific circumstances, Issuer will be required to pay Parent a termination fee of $57 million (the “MLP Termination Fee”).  If the Merger Agreement is terminated due to the passing of the outside date or upon a breach of Issuer’s covenants under the Merger Agreement, and MLP enters into an alternative acquisition within 12 months of such termination, the MLP Termination Fee is payable.  The MLP Termination Fee is also payable in the event, among other things, that Parent terminates the Merger Agreement due to Issuer’s breach of the non-solicit provisions in the Merger Agreement, or if the MLP GP board of directors withdraws its recommendation that the limited partners of Issuer approve the Merger and the Merger Agreement.

Also on May 27, 2014, and in connection with the execution of the Merger Agreement, the Sponsors and the Founding Unitholders entered into support agreements with Parent and Merger Sub.  Pursuant to the support agreement between David Lumpkins, DKLF, the Parent and Merger Sub (the “Lumpkins Support Agreement”), each of David Lumpkins and DKLF has agreed, as a holder of Common Units, among other things: (1) to execute and deliver a written consent of unitholders (which they have executed and delivered) approving the Merger Agreement and the Merger; (2) during the term of the Lumpkins Support Agreement not to, as a holder of Common Units, call, or join with other unitholders to call, any special meeting of unitholders, or take action by written consent inconsistent with the Lumpkins Support Agreement; and (3) during the term of the Lumpkins Support Agreement, at any meeting of unitholders at which the following matters would be voted on, or in any circumstance in which the vote, consent or approval of unitholders is sought for such matters, as a holder of Common Units, if entitled to do so, to appear or cause its units to be counted as present, and vote or cause its units to be voted, (a) for approval of the Merger Agreement and related proposals in furtherance thereof (excluding any Adverse Amendment, as defined in the Lumpkins Support Agreement), and (b) against (i) any Alternative Proposal (as defined in the Merger Agreement), (ii) actions that would reasonably be expected to prevent or materially delay the consummation of the Merger or cause a breach of any representation or agreement of the MLP Entities or GP Holdings under the Merger Agreement, or cause the failure to satisfy any of the conditions to closing in the Merger Agreement, and (iii) certain changes in the business or management of MLP or MLP GP or membership of the MLP GP Board or the distribution policy or capitalization of MLP.  Mr. Lumpkins and DKLF each have also granted to Parent during the term of the Lumpkins Support Agreement an irrevocable proxy to vote their Common Units as provided above, and agreed during that term not to transfer or agree to transfer their Common Units.  They have also agreed as unitholders not to commence or join as a plaintiff in litigation against, and to opt out of any class action against, the MLP Entities or MLP GP or their officers, directors or affiliates relating to the Merger Agreement, the Merger or the GP Equity Transfer, though they each retain their rights to participate in litigation to defend themselves or enforce their rights under the Lumpkins Support

Agreement.  The Lumpkins Support Agreement will terminate on the earliest of mutual agreement of the parties, the closing of the Merger, or the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Lumpkins Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Lumpkins Support Agreement, a copy of which is deemed filed herewith and incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

The exhibits set forth in Item 7 of the Schedule 13D are hereby amended and supplemented by adding the following exhibit:

Exhibit E

Agreement and Plan of Merger and Membership Interest Transfer Agreement, dated as of May 27, 2014, among PetroLogistics LP, PetroLogistics GP LLC, Propylene Holdings, Flint Hills Resources, LLC and FHR Propylene, LLC, (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PetroLogistics LP with the Commission on May 28, 2014).

Exhibit F

Support Agreement, dated as of May 27, 2014, by and among Flint Hills Resources, LLC, FHR Propylene, LLC, David Lumpkins and DKLF, L.P. (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by PetroLogistics LP with the Commission on May 28, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2014

	By:	/s/ David Lumpkins
David Lumpkins